Sirius International Insurance Group, Ltd.

14 Wesley Street, 5th Floor

Hamilton, HM 11 Bermuda

October 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mary Beth Breslin

Christine Westbrook

Kevin Vaughn

Rolf Sundwall

Re:                             Sirius International Insurance Group, Ltd.

Registration Statement on Form S-4

File No. 333-226620

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sirius International Insurance Group, Ltd. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on October 12, 2018, or as soon thereafter as is practicable.

Please contact Lindsey A. Smith at Sidley Austin LLP at (312) 853-2210 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.

By:	/s/ Allan L. Waters
Name:	Allan L. Waters
Title:	Chief Executive Officer and Chairman